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                                                                Exhibit (a)(10)

           Exhibit (a)(10) - Press Release, dated February 14, 2001


 FOR IMMEDIATE RELEASE
February 14, 2001

Delco Remy International, Inc. and Court Square Capital Limited Announce Termination Date of Tender Offer

  Anderson, Indiana, February 14, 2001 -Delco Remy International, Inc. (the "Company") (NYSE: RMY) and Court Square Capital Limited ("Court Square"), a subsidiary of Citigroup Inc., announced that the revised tender offer (the "Offer") by Court Square and its subsidiary, DRI Acquisition LLC, to acquire all of the outstanding shares of Class A common stock of the Company not currently owned by Court Square will terminate at midnight, New York City time, on Friday, February 23, 2001, unless extended by Court Square. On February 7, 2001, the Company announced the execution of a definitive merger agreement (the "Merger Agreement") in which, among other things, Court Square agreed to increase the price of the Offer to $9.50 per share.

  The Company, headquartered in Anderson, Indiana (USA), became a public company in 1997. The Company designs, manufactures, remanufactures and distributes electrical, powertrain/drivetrain and related components and provides core exchange services for automobiles and light trucks, medium and heavy-duty trucks and other heavy-duty and industrial applications. Products include starter motors, alternators, engines, transmissions, torque converters, fuel systems and traction control systems. The Company serves the aftermarket and original equipment manufacturer market, principally in North America, as well as in Europe, Latin America and Asia Pacific. More information is available on the Company web site at http://www.delcoremy.com.
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  This press release may contain forward-looking statements regarding the Offer or the transactions contemplated by the Merger Agreement. These statements are identified by words such as "will," "may," "intends," and other words referring to events to occur in the future. The statements are based on information currently available to the Company and are subject to a variety of risks and uncertainties. Actual events, actions and effects of the Offer and the other contemplated transactions may depend on one or more of these risks and uncertainties and may vary materially from any future events, actions and effects described in this press release. The Company undertakes no obligation to update any forward-looking statements made in this press release.

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Investor Relations:     J. Timothy Gargaro       765-778-6660
               David E. Stoll           765-778-6523
Media Relations:        John J. Pyzik            765-778-6607
Delco Remy Web site:    http:/www.delcoremy.com
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